Exhibit 99.1

Catalyst reaches new 5-year labour agreement with unions

RICHMOND, BC, March 19, 2012 /CNW/ - Catalyst Paper reached new labour agreements with unions representing more than 1,000 paper and pulp workers at the company's Crofton, Port Alberni and Powell River mills. The new contracts will go into effect at the expiry of the current contract on April 30, 2012.

"Approval of the new labour agreements lets everyone know that the people who make up Catalyst are taking the actions necessary to save jobs and ensure we have a viable and competitive business for the future," said Kevin J. Clarke, President and Chief Executive Officer. "We appreciate there is still an enormous amount of work to do to complete the restructuring plan that will enable the company to exit creditor protection on solid footing going forward."

The agreements which will be effective from May 1, 2012 to April 30, 2017 include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a competitive labour cost structure.  The agreements also maintain hourly retiree health benefits. Annual savings in the range of $18 to $20 million are expected.

The Communications, Energy and Paperworkers Union of Canada (CEP) locals 1, 76, 592, 686 and 1132 represent 700 employees at the three mills; the Pulp, Paper and Woodworkers Union of Canada (PPWC) local 2 represents approximately 380 employees at the Crofton pulp mill.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to labour costs, work practices and the impact of economic conditions are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 available at www.sedar.com.

%CIK: 0001144906

For further information:

Lyn Brown, Vice President
Marketing & Corporate Responsibility
(604) 247-4713

CO: Catalyst Paper Corporation

CNW 15:26e 19-MAR-12